                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                          TRM COPY CENTERS CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   8762636105
                                 (CUSIP Number)

                                                   With Copies to:
Daniel G. Cohen                                    J. Baur Whittlesey, Esquire
ReadyCash Investment Partners, L.P.                Ledgewood Law Firm, P.C.
c/o ReadyCash GP, Inc.                             1521 Locust Street - 8th Fl.
1521 Locust Street                                 Philadelphia, PA  19102
Philadelphia, PA  19103                            (215) 731-9450
(215) 546-5005

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                     Various dates as set forth in Item 5(b)

             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

                         (Continued on following pages)

                                   Page 1 of 9

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---------------------------- -------------------------------- ------------------
CUSIP No. 8762636105                      13D                       Page 2 of 9
---------------------------- -------------------------------- ------------------

(1) Names of Reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)

            ReadyCash Investment Partners, L.P.            23-2948913
----------- --------------------------------------------------------------------

(2)         Check the Appropriate Box if a Member of a Group
            (a)   [   ]
            (b)   [ X ]
----------- --------------------------------------------------------------------

(3)         SEC USE ONLY
----------- --------------------------------------------------------------------

(4)         Source of Funds

                          WC
----------- --------------------------------------------------------------------

(5)         Check if Disclosure of Legal Proceedings is Required
            Pursuant to Items 2(d) or  2(e)

                         [    ]
----------- --------------------------------------------------------------------

(6)         Citizenship or Place of Organization

                         Commonwealth of Pennsylvania
----------- --------------------------------------------------------------------

Number of                     (7)      Sole Voting Power
Shares                                 40,000(1)
Beneficially             ------------- ----------------------------------------
Owned By
Each                          (8)      Shared Voting Power
Reporting                                       0
Person                   ------------- ----------------------------------------
With
                              (9)      Sole Dispositive Power
                                           40,000(2)
                         ------------- ----------------------------------------

                             (10)      Shared Dispositive Power
                                                0
----------- --------------------------------------------------------------------

(11)        Aggregate Amount Beneficially Owned by Each Reporting Person
                        40,000 (1)
----------- --------------------------------------------------------------------

(12)        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                        [ X ]
----------- --------------------------------------------------------------------

(13)        Percent of Class Represented by Amount in Row (11)
                        0.6%
----------- --------------------------------------------------------------------

(14)        Type of Reporting Person
                        PN
----------- --------------------------------------------------------------------

(1) Includes 40,000 shares of Common Stock issuable upon exercise of warrants held by the Reporting Person. Excludes: (a) 177,777 shares of Common Stock issuable upon conversion of Series A Preferred Stock to Common Stock, as the Reporting Person automatically dissolves and liquidates upon such conversion; (b) 234,920 shares of Common Stock issuable upon conversion of Series A Preferred Stock held by third parties, as irrevocable proxies with respect thereto terminate upon conversion of the Series A Preferred Stock.
(2) Includes 40,000 shares of Common Stock issuable upon exercise of warrants held by the Reporting Person. Excludes 177,777 shares of Common Stock issuable upon conversion of Series A Preferred Stock to Common Stock, as the Reporting Person automatically dissolves and liquidates upon such conversion

---------------------------- -------------------------------- ------------------
CUSIP No. 8762636105                      13D                       Page 3 of 9
---------------------------- -------------------------------- ------------------

(1) Names of Reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)

            Daniel G. Cohen
----------- --------------------------------------------------------------------

(2)         Check the Appropriate Box if a Member of a Group
            (a)   [   ]
            (b)   [ X ]
----------- --------------------------------------------------------------------

(3)         SEC USE ONLY
----------- --------------------------------------------------------------------

(4)         Source of Funds

                          PF
----------- --------------------------------------------------------------------

(5)         Check if Disclosure of Legal Proceedings is Required
            Pursuant to Items 2(d) or  2(e)

                         [    ]
----------- --------------------------------------------------------------------

(6)         Citizenship or Place of Organization

                         United States
----------- --------------------------------------------------------------------

Number of                     (7)      Sole Voting Power
Shares                                    685,056(1)
Beneficially             ------------- ----------------------------------------
Owned By
Each                          (8)      Shared Voting Power
Reporting                                 229,934(2)
Person                   ------------- ----------------------------------------
With
                              (9)      Sole Dispositive Power
                                           685,056(1)
                         ------------- ----------------------------------------

                             (10)      Shared Dispositive Power
                                           229,934(2)
----------- --------------------------------------------------------------------

(11)        Aggregate Amount Beneficially Owned by Each Reporting Person
                        914,990(1)(2)(3)
----------- --------------------------------------------------------------------

(12)        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                        [ X ]
----------- --------------------------------------------------------------------

(13)        Percent of Class Represented by Amount in Row (11)
                        13%
----------- --------------------------------------------------------------------

(14)        Type of Reporting Person (See Instructions)
                        IN
----------- --------------------------------------------------------------------

(1) Includes: (a) options to purchase 206,250 shares of Common Stock exercisable within 60 days; (b) 478,672 shares of Common Stock acquired by Mr. Cohen; and (c) 179 shares of Series A Preferred Stock owned by Mr. Cohen together with his wife which are convertible into 134 shares of Common Stock.
(2) Includes: (a) 189,934 shares of Common Stock owned by a partnership, the partners of which include Daniel Cohen and Edward Cohen and (b) warrants to purchase 40,000 shares of Common Stock exerciseable within 60 days held by ReadyCash Investment Partners, L.P.
(3) Excludes: (a) 177,777 shares of Common Stock issuable upon conversion of Series A Preferred Stock owned by ReadyCash Investment Partners, L.P. ("RCIP"), as RCIP automatically dissolves and liquidates upon such conversion and (b) 234,920 shares of Common Stock issuable upon conversion of Series A Preferred Stock held by third parties who have granted irrevocable proxies to RCIP, as such irrevocable proxies terminate upon conversion of the Series A Preferred Stock.

---------------------------- -------------------------------- ------------------
CUSIP No. 8762636105                      13D                       Page 4 of 9
---------------------------- -------------------------------- ------------------

(1) Names of Reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)

            Edward E. Cohen
----------- --------------------------------------------------------------------

(2)         Check the Appropriate Box if a Member of a Group
            (a)   [   ]
            (b)   [ X ]
----------- --------------------------------------------------------------------

(3)         SEC USE ONLY
----------- --------------------------------------------------------------------

(4)         Source of Funds

                          PF
----------- --------------------------------------------------------------------

(5)         Check if Disclosure of Legal Proceedings is Required
            Pursuant to Items 2(d) or 2(e)

                         [    ]
----------- --------------------------------------------------------------------

(6)         Citizenship or Place of Organization

                         United States
----------- --------------------------------------------------------------------

Number of                     (7)      Sole Voting Power
Shares                                    167,744(1)
Beneficially             ------------- ----------------------------------------
Owned By
Each                          (8)      Shared Voting Power
Reporting                                 229,934(2)
Person                   ------------- ----------------------------------------
With
                              (9)      Sole Dispositive Power
                                           167,744(1)
                         ------------- ----------------------------------------

                             (10)      Shared Dispositive Power
                                           229,934(2)
----------- --------------------------------------------------------------------

(11)        Aggregate Amount Beneficially Owned by Each Reporting Person
                        397,678(1)(2)(3)
----------- --------------------------------------------------------------------

(12)        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                        [ X ]
----------- --------------------------------------------------------------------

(13)        Percent of Class Represented by Amount in Row (11)
                        5.6%
----------- --------------------------------------------------------------------

(14)        Type of Reporting Person (See Instructions)
                        IN
----------- --------------------------------------------------------------------

(1) Includes: (a) options to purchase 123,750 shares of Common Stock exercisable within 60 days and (b) 43,994 shares of Common Stock owned by an individual retirement account for the benefit of Mr. Cohen.
(2) Includes: (a) warrants to purchase 40,000 shares of Common Stock exercisable within 60 days held by ReadyCash Investment Partners, L.P. ("RCIP"); and (b) 189,934 shares of Common Stock owned by a partnership, the partners of which include Daniel Cohen and Edward Cohen.
(3) Excludes: (a) 177,777 shares of Common Stock issuable upon conversion of Series A Preferred Stock owned by RCIP, as RCIP automatically dissolves and liquidates upon such conversion and (b) 234,920 shares of Common Stock issuable upon conversion of Series A Preferred Stock held by third parties who have granted irrevocable proxies to RCIP, as such irrevocable proxies terminate upon conversion of the Series A Preferred Stock.

---------------------------- -------------------------------- ------------------
CUSIP No. 8762636105                      13D                       Page 5 of 9
---------------------------- -------------------------------- ------------------

(1) Names of Reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)

            Arete Foundation 23-6779271
----------- --------------------------------------------------------------------

(2)         Check the Appropriate Box if a Member of a Group
            (a)   [   ]
            (b)   [ X ]
----------- --------------------------------------------------------------------

(3)         SEC USE ONLY
----------- --------------------------------------------------------------------

(4)         Source of Funds

                          WC
----------- --------------------------------------------------------------------

(5)         Check if Disclosure of Legal Proceedings is Required
            Pursuant to Items 2(d) or 2(e)

                         [    ]
----------- --------------------------------------------------------------------

(6)         Citizenship or Place of Organization

                         Commonwealth of Pennsylvania
----------- --------------------------------------------------------------------

Number of                     (7)      Sole Voting Power
Shares                                     40,940
Beneficially             ------------- ----------------------------------------
Owned By
Each                          (8)      Shared Voting Power
Reporting
Person                   ------------- ----------------------------------------
With
                              (9)      Sole Dispositive Power
                                           40,940
                         ------------- ----------------------------------------

                             (10)      Shared Dispositive Power

----------- --------------------------------------------------------------------

(11)        Aggregate Amount Beneficially Owned by Each Reporting Person
                        40,940
----------- --------------------------------------------------------------------

(12)        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                        [  ]
----------- --------------------------------------------------------------------

(13)        Percent of Class Represented by Amount in Row (11)
                        0.6%
----------- --------------------------------------------------------------------

(14)        Type of Reporting Person (See Instructions)
                        OO
----------- --------------------------------------------------------------------

---------------------------- -------------------------------- ------------------
CUSIP No. 8762636105                      13D                       Page 6 of 9
---------------------------- -------------------------------- ------------------



Item 1.  Security and Issuer

         This statement relates to the Common Stock, no par value, of TRM Copy Centers Corporation (the "Issuer" or "TRM"). The principal executive offices of the Issuer are located at 5208 NE 122nd Avenue, Portland, Oregon 97230-1074.

Item 2.  Identity and Background

         No change for ReadyCash Investment Partners, L.P. or Arete Foundation. As to Daniel G. Cohen:

         (a)      Daniel G. Cohen

         (b) 1818 Market St., 28th Floor, Philadelphia, PA 19103 (business address)

         (c) Daniel Cohen was elected a director and Chairman of the Executive Committee of the Board of Directors of TRM Corporation in June 1998. He was elected Chairman of the Board of TheBancorp, Inc., a bank holding company, in September 2000. Mr. Cohen has been Chairman of the Executive Committee of TheBancorp, Inc. since 1999, and Chief Executive officer of TheBancorp, Inc. from 1999 until September 2000. Mr. Cohen has been Chairman, CEO and President of Cohen Bros. & Co., a registered broker-dealer, since 2001. From 1995 through 2000, Mr. Cohen was an officer and director of Resource America, Inc., a specialty finance company. Mr. Cohen is the son of Edward E. Cohen.

         (d)      None

         (e)      None

         (f)      United States

         As to Edward E. Cohen:

         (a)      Edward E. Cohen

         (b)      1845 Walnut St., 10th Floor, Philadelphia, PA 19103

         (c) Edward E. Cohen has been a member of the Board of Directors of TRM Corporation since 1998. He has been the Chairman of Resource America, Inc., a specialty finance company, since 1990 and the Chief Executive Officer since 1988. Mr. Cohen has been the Chairman of the Board of Brandywine Construction & Management, Inc., a property management company, since 1994. Mr. Cohen is the father of Daniel G. Cohen.

         (d)      None

         (e)      None

         (f)      United States

Item 3.  Source and Amount of Funds or Other Consideration

         No change as to RCIP, Edward E. Cohen or Arete Foundation. The source of funds for Daniel G. Cohen was personal funds. The amount used by Daniel G. Cohen was $92,409.

Item 4.  Purpose of Transaction

         No change as to RCIP, Edward E. Cohen or Arete Foundation. As to Daniel
G. Cohen, the purpose of the transactions described in Item 5 below was personal investment.

---------------------------- -------------------------------- ------------------
CUSIP No. 8762636105                      13D                       Page 7 of 9
---------------------------- -------------------------------- ------------------

Item 5.  Interest  in Securities of the Issuer.

     (a) No change as to Arete Foundation. For Daniel G. Cohen, RCIP and Edward
E. Cohen, see the information provided on the cover pages above. (1)

     (b) No change for Arete Foundation. For Daniel G. Cohen, RCIP and Edward E. Cohen, see the information provided on the cover pages above.

     (c) RCIP - None
         Edward E. Cohen - None
         Arete Foundation - None
         The following transactions set forth below for Daniel G. Cohen, were effected on the open market.

                            Trade Date            Shares              Price

                            22- Jan, 2002           1,000             $1.40000
                            22- Jan, 2002           1,000             $1.50000

                            30- Jan, 2002             900             $1.70000
                            30- Jan, 2002             400             $1.40000
                            30- Jan, 2002           1,600             $1.79000
                            30- Jan, 2002             100             $1.71000
                            30- Jan, 2002             300             $1.70000
                            30- Jan, 2002             500             $1.55000
                            30- Jan, 2002             600             $1.51000
                            30- Jan, 2002             100             $1.91000
                            30- Jan, 2002           2,000             $1.50000
                            30- Jan, 2002           2,000             $1.50000
                            30- Jan, 2002           1,400             $1.49000
                            30- Jan, 2002           1,000             $1.95000
                            30- Jan, 2002             500             $1.80000

                            31- Jan, 2002             200             $1.90000
                            31- Jan, 2002             100             $1.98000
                            31- Jan, 2002             900             $1.95000
                            31- Jan, 2002           1,000             $1.99000
                            31- Jan, 2002           2,000             $1.90000

                             01-Feb, 2002           1,100             $2.05000
                             01-Feb, 2002           1,000             $2.10000
                             01-Feb, 2002             900             $2.10000

                             24-Oct, 2002          50,000             $0.29950
                             25-Oct, 2002           7,000             $0.25000

                              1-Nov, 2002          25,000             $0.25000
                             14-Nov, 2002           9,800             $0.74180
                             20-Nov, 2002           8,000             $0.60000
                             21-Nov, 2002           8,400             $0.60000
                             25-Nov, 2002          23,800             $0.60000
                             26-Nov, 2002           3,000             $0.58000
                             29-Nov, 2002             100             $0.55000

                              6-Dec, 2002          10,000             $0.55000
                              9-Dec, 2002          10,000             $0.50000
                             10-Dec, 2002          15,000             $0.51000
                             11-Dec, 2002           9,000             $0.50000
                             12-Dec, 2002          21,100             $0.54030
                             16-Dec, 2002           4,000             $0.55000
                             27-Dec, 2002          27,900             $0.54000

         In addition to the above-listed transactions, between October 26, 2000 and December 27, 2001 Mr. Cohen purchased 61,500 shares and sold 6,700 shares on the open market at prices ranging from $0.86 per share to $3.00 per share. These transactions involved in the aggregate less than 1% of the Issuer's outstanding common stock. The amount used by Mr. Cohen to purchase stock in these transactions totaled $101,198.

         (d)      None

         (e)      Not applicable

------------------
(1) RCIP's beneficial ownership of Common Stock has changed since its most recent 13-D filing as a result of the expiration of proxies given to it by third parties and as a result of limited partners of RCIP withdrawing from the partnership and, pursuant to rights granted under the RCIP limited partnership agreement, converting their limited partnership interests into proportionate ownership of Series A Preferred Stock and Warrants to purchase Common Stock. Edward E. Cohen's beneficial ownership of Common Stock has changed since his most 13-D filing as a result of the vesting of options.

---------------------------- -------------------------------- ------------------
CUSIP No. 8762636105                      13D                       Page 8 of 9
---------------------------- -------------------------------- ------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         No change

Item 7.  Materials to be Filed as Exhibits

         No change

---------------------------- -------------------------------- ------------------
CUSIP No. 8762636105                      13D                       Page 9 of 9
---------------------------- -------------------------------- ------------------


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                        READYCASH INVESTMENT PARTNERS, L.P.

                                        By: ReadyCash GP Corp., General Partner



                                        By:  /s/ Daniel G. Cohen
                                            -----------------------------------
                                                 Daniel G. Cohen, President


                                            /s/ Daniel G. Cohen
                                            -----------------------------------
                                                DANIEL G. COHEN

                                           /s/ Edward E. Cohen
                                           ------------------------------------
                                               EDWARD E. COHEN


                                        ARETE FOUNDATION

                                        By:  /s/ Edward E. Cohen
                                            ------------------------------------
                                             Edward E. Cohen Trustee



January 21, 2003